SECURI 15025919 ION

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 2 5 2015
WASH DC
104

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52351

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FAIRBRIDGE CAPITAL MARKETS INCORPORATED**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

CITY VIEW PLAZA, TOWER 1, SUITE 801

(No. and Street)

GUAYNABO	PUERTO RICO	00968
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ED PRADO **787-763-5868**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KEVANE GRANT THORNTON LLP

(Name – *if individual, state last, first, middle name*)

33 BOLIVIA STREET, 4TH FLOOR	SAN JUAN	PR	00917
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ed Prado, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fairbridge Capital Markets, as of March 23, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTA MALONEY
Commission # 2054691
Notary Public - California
Orange County
My Comm. Expires Feb 5, 2018

Signature

PRESIDENT/CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kevane
Grant Thornton

Financial Statements and Report of Independent Certified Public Accountants

Fairbridge Capital Markets Incorporated

(A wholly-owned subsidiary of Fairbridge Capital Partners, LLC)

December 31, 2014

Fairbridge Capital Markets Incorporated
(A wholly-owned subsidiary of Fairbridge Capital Partners, LLC)

Table of Contents

Kevane
Grant Thornton

Report of Independent Registered Public Accounting Firm

Kevane Grant Thornton LLP
33 Calle Bolivia, Ste 400
San Juan, Puerto Rico 00917-2013

T +1 787 754 1915
F +1 787 751 1284
www.kevane.com

**To the Stockholder and Board of Directors of
Fairbridge Capital Markets Incorporated:**

We have audited the accompanying balance sheet of **Fairbridge Capital Markets Incorporated** (a wholly-owned subsidiary of Fairbridge Capital Partners, LLC) ("the Company"), as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fairbridge Capital Markets Incorporated as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The Schedule I – Computation of net capital under Rule 15c 3-1 of the Securities and Exchange Commission and Schedule II – Reconciliation of aggregate indebtedness pursuant to Rule 17a-5 (D)(4) of the Securities and Exchange Commission (the "Schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Schedules are the responsibility of the Company's management. Our audit procedures included determining whether the Schedules reconcile to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Schedules. In forming our opinion on the Schedules, we evaluated whether the Schedules, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Schedule I – Computation of net capital under Rule 15c 3-1 of the Securities and Exchange Commission and Schedule II – Reconciliation of aggregate indebtedness pursuant to Rule 17a-5 (D)(4) of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

San Juan, Puerto Rico,
March 23, 2015.

E154331
COLEGIO DE CONTADORES PUBLICOS AUTORIZADOS DE PUERTO RICO
sello $5.00

KEVANE GRANT THORNTON LLP
CERTIFIED PUBLIC ACCOUNTANTS

Kevane Grant Thornton LLP

Fairbridge Capital Markets Incorporated
(A wholly-owned subsidiary of Fairbridge Capital Partners, LLC)

Balance Sheet
December 31, 2014

Assets:		
Deposits with clearing organizations	$	208,891
Receivable from clearing organizations		93,082
Receivable from customers		7,622
Prepaid expenses (including income taxes of $50,769)		63,697
Deferred tax asset		41,003
Total assets	$	414,295
Liabilities and Stockholder's Equity:		
Payable to clearing organizations	$	21,902
Outstanding checks in excess of bank balance		7,600
Accounts payable and accrued expenses		153,572
Total liabilities		183,074
Stockholder's equity:		
Common stock, $100 par value; 10,000 shares authorized, 70 shares issued and outstanding		7,000
Additional paid-in capital		219,289
Accumulated earnings		4,932
Total stockholder's equity		231,221
Total liabilities and stockholder's equity	$	414,295

The accompanying notes are an integral part of this balance sheet.

Fairbridge Capital Markets Incorporated
(A wholly-owned subsidiary of Fairbridge Capital Partners, LLC)

Statement of Operations
Year Ended December 31, 2014

Revenues:	
Commissions and fees	$ 2,304,634
Interest	131,445
Total revenues	2,436,079
Expenses:	
Professional fees - commissions	1,219,225
General and administrative	451,401
Employee compensation and benefits	375,170
Clearing and other fees	188,807
Technology and communications	143,584
Interest and dividends	86,174
Other professional services	32,011
Total expenses	2,496,372
Loss before provision for income taxes	(60,293)
Income taxes:	
Current taxes	(16,967)
Deferred tax benefit	13,362
Income taxes expense	(3,605)
Net loss	$ (63,898)

The accompanying notes are an integral part of this statement.

Fairbridge Capital Markets Incorporated
(A wholly-owned subsidiary of Fairbridge Capital Partners, LLC)

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2014

	Common Stock	Additional paid-in capital	Accumulated earnings	Total
Balance, December 31, 2013	$ 7,000	$ 95,000	$ 68,830	$ 170,830
Capital contribution	-	124,289	-	124,289
Net loss	-	-	(63,898)	(63,898)
Balance, December 31, 2014	$ 7,000	$ 219,289	$ 4,932	$ 231,221

The accompanying notes are an integral part of this statement.

Fairbridge Capital Markets Incorporated
(A wholly-owned subsidiary of Fairbridge Capital Partners, LLC)

Statement of Cash Flows
Year Ended December 31, 2014

Cash flows from operating activities:	
Cash received from customers and others	$ 2,434,936
Cash paid to suppliers for operating expenses	(2,290,379)
Income taxes paid	(51,881)
Net cash provided by operating activities	92,676
Cash flows from investing activities:	
Cash deposited with clearing organization	(102,337)
Net cash used in investing activities	(102,337)
Net decrease in cash	(9,661)
Cash, beginning of year	9,661
Cash, end of year	$ -
Reconciliation of net loss to net cash provided by operating activities:	
Net loss	$ (63,898)
Adjustments to reconcile net loss to net cash provided by operating activities-	
Deferred income tax	(13,362)
Changes in assets and liabilities-	
Increase in commissions receivable	(1,143)
Increase in prepaid expenses	(40,787)
Increase in outstanding checks in excess of bank balance	7,600
Increase in accounts payable and accrued expenses	217,256
Decrease in due to related entity	(12,990)
Total adjustments	156,574
Net cash provided by operating activities	$ 92,676

Supplemental schedule of noncash financing activities:

During the year ended December 31, 2014, the Company recognized a capital contribution from its stockholder in exchange for amounts due to third party suppliers; as a result additional paid-in capital increased by $124,289.

(1) Organization and summary of significant accounting policies:

Organization –
Fairbridge Capital Markets Incorporated (the "Company") is a wholly-owned subsidiary of Fairbridge Capital Partners, LLC and is organized under the laws of the Commonwealth of Puerto Rico. The Company is primarily engaged in rendering brokering services as an introducing broker. The Company does not carry securities accounts for customers nor does it render custodial functions of customer securities. Orders are received from customers and placed via First Clearing Corp. or RBC Capital Markets, LLC, correspondent U.S. based firms, who maintain all accounts for the customers. The Company is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA).

Summary of significant accounting policies –

(a) **Basis of presentation** –
The Company's fiscal year ends on December 31st of each year. All references to years in these notes to the financial statements represent the fiscal years then ended unless otherwise noted. The Company has evaluated subsequent events through March 23, 2015, the date the financial statements were available to be issued.

(b) **Revenue recognition** –
Commission revenues are recorded on a settlement date basis.

(c) **Accounts receivable** –
Accounts receivable include commissions due in cash.

(d) **Allowance for doubtful accounts** –
The Company estimates losses for uncollectible accounts based on the aging of the accounts receivable and the evaluation of the possibility of success in collecting the receivable. As of December 31, 2014, the allowance for doubtful accounts had a balance of $0.

(e) **Income taxes** –
Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and operating loss carry forwards. The effect of deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date. Management provides a valuation allowance against the deferred tax assets for amounts which are not considered "more likely than not" to be realized.

The Company follows the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods.

(f) Use of estimates –
In preparing financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(g) Concentration of credit and business risks –
The only financial instruments that potentially expose the Company to concentration of credit risk are its bank accounts. The Company maintains these accounts at reputable financial institutions. While the Company attempts to limit any financial exposure, its deposit balances may, at times, exceed federally insured limits. The Company has not experienced any losses on such accounts.

(2) Clearing agreements:

On July 30, 2014, the Company entered into an agreement with RBC Capital Markets, LLC (RBC) to carry the proprietary accounts and customers of the Company's brokerage business, introduced by the Company to RBC, and to clear certain transactions on fully disclosed basis for such accounts. As part of this agreement, RBC also provides the processing and servicing of certain of the Company's customer accounts, communication and content services, access to account and financial information and other incidental or related technology services. The Company also maintains clearing services with First Clearing, LLC.

As part of these agreements the Company has deposited as a requirement of these clearing companies $208,891.

(3) Receivable from and payable to clearing organizations:

Amounts receivable from and payable to the clearing organizations as of December 31, 2014, consisted of the following:

Commissions and interest receivable	$ 93,082
Clearing and other fees payable	$ 21,902

(4) Related party transactions:

During the year ended December 31, 2014, the Company engaged in transactions with its parent company, mostly related to commission income, professional fees and other expenses. Amounts recognized as expenses for these charges for the year ended December 31, 2014 amounts to $493,554.

(5) Income taxes:

As of December 31, 2014 the Company is subject to certain tax rules, as follows:

(a) The income tax rates range from 25% to 39%.

(b) An additional tax on gross income at rates that vary depending on the volume of business of the entity. In the case of controlled groups of corporations or related entities groups, they must aggregate the group's gross income in order to determine the applicable rate of the additional tax on gross income. On July 1, 2014 the Law 77-2014 was signed which amended the tax rates of the additional tax on gross income. The new tax rates now range from .35% to 1% depending on the volume of business. The additional tax imposed is no longer part of the income tax for the corresponding year and is deductible for regular tax purposes if the same has been paid on or before the due date to file the income tax return for such year. Tax credits generated or acquired by the Company at any time will not be allowed as credit against the additional tax imposed.

(c) The net operating loss deduction is limited to 90% of taxable income for regular income tax purposes and to 80% for alternative minimum tax purposes, and their carryover period is extended from ten (10) to twelve (12) years of losses incurred between 2005 and 2012. For losses incurred in 2013 and after the carryover period is ten (10) years.

(d) Fifty-one percent (51%) of the expenses paid to a 50% or more partner/member are disallowed if attributable to Puerto Rico and not subject to taxation or withholding at source.

Deferred income tax results from the future tax consequences of temporary differences between the amounts of certain assets and liabilities recorded for tax and financial statement purposes. To the extent it is more likely than-not that a deferred income tax asset will not be realized, a valuation allowance is recognized. No valuation allowance was recognized during the year ended December 31, 2014. The deferred tax asset resulted from the net operating losses carryforward to future years and the alternative minimum tax credit as of December 31, 2014. Available net operating losses carryforwards of $146,438, which will expire at various dates from 2023 through 2024 are:

Year of Expiration	Amount
2023	$ 96,531
2024	50,292
	$ 146,438

The Company's actual income tax expense for the year ended December 31, 2014 differs from theoretical income tax provision calculated at statutory rates, as follows:

Loss before provision for income taxes	$ (60,293)
Theorical income tax expense, based on the application of statutory rates to the pre-tax income per financial statements	$ -
Effect in income tax expense resulting from temporary and permanent differences between financial statements and taxable income	(14,716)
Income tax adjustment from prior years	(2,251)
Increase in deferred tax asset	13,362
Income tax expense	$ (3,605)

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. The Company files income tax returns in the Commonwealth of Puerto Rico. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2010.

(6) Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; furthermore, equity capital may not be withdrawn as cash dividends paid under certain conditions.

At December 31, 2014, the Company had the following net capital figures (see related Schedule I):

Year	Capital Ratio	Required Net Capital	Net Capital	Excess Net Capital Account
2014	1.45 to 1	$ 100,000	$ 126,521	$ 26,521

(7) Supplementary information:

The accompanying Schedules I and II have been prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

Other schedules, such as, Statement of Changes in Liabilities Subordinated to Claims of General Creditors, Determination of Reserve Requirements, Information Relating to the Possession or Control Requirements, and Schedule of Segregation Requirements and Funds in Segregation, which are required per SEC Rule 15c3-3 are omitted as being not applicable since, during the years ended December 31, 2014, the Company has not had activities that would need to be disclosed on such schedules.

(8) Commitments and contingencies:

For the year ended December 31, 2014 the Company entered into a new leasing agreement for its main office facilities under an operating lease that will be renewed on an annual basis. Rent expense for the year ended December 31, 2014 amounted to $37,800.

The minimum annual rental payment for the next fiscal year (2015) amounts to $ 36,900.

Fairbridge Capital Markets Incorporated

Schedule I

(A wholly-owned subsidiary of Fairbridge Capital Partners, LLC)

Computation of Net Capital Under Rule 15c 3-1 of the Securities and Exchange Commission
December 31, 2014

Capital per audited financial statements	$ 231,221
Less-non-allowable assets:	
Prepaid expenses	(63,697)
Deferred tax asset	(41,003)
Net capital	$ 126,521
Aggregate indebtedness:	
Items included in the accompanying balance sheet	$ 183,074
Computation of basic net capital requirement:	
Minimum required net capital (aggregate indebtedness ÷ by 15)	$ 12,205
Minimum dollar net capital requirement	$ 100,000
Net capital requirement (highest of above amounts)	$ 100,000
Excess net capital (net capital-higher of required net capital or $100,000)	$ 26,521
Net capital less the greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 6,521
Ratio: Aggregate indebtedness to net capital	1.45

Reconciliation with Company's computation (included in Part IIA Form X-17a-5 as of December 31, 2014):

Net Capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 144,777
Audit adjustments - net	(18,256)
Net capital per above	$ 126,521

Fairbridge Capital Markets Incorporated

(A wholly-owned subsidiary of Fairbridge Capital Partners, LLC)

Schedule II

Reconciliation of Aggregate Indebtedness Pursuant to Rule 17a-5 (D)(4) of the Securities and Exchange Commission
December 31, 2014

Reconciliations with Company's computation (included in part IIA Form X-17a-5 as of December 31, 2014):

Aggregate indebtness as reported in Company's Part II A (Unaudited) FOCUS report	$	125,565
Audit adjustments		57,509
Aggregate indebtedness, as reported in Schedule I	$	183,704

Kevane
Grant Thornton

Exemption Report Together with Independent Registered Public Accounting Firm's Review Report

Fairbridge Capital Markets Incorporated

(A wholly-owned subsidiary of Fairbridge Capital Partners, LLC)

For the Year Ended December 31, 2014

Fairbridge Capital Markets Incorporated
(A wholly-owned subsidiary of Fairbridge Capital Partners, LLC)

Table of Contents

Kevane
Grant Thornton

Exemption Report Together with Independent Registered Public Accounting Firm's Review Report

Kevane Grant Thornton LLP
33 Calle Bolivia, Ste 400
San Juan, Puerto Rico 00917-2013

T +1 787 754 1915
F +1 787 751 1284
www.kevane.com

To the Stockholder and Board of Directors of
Fairbridge Capital Markets Incorporated:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) **Fairbridge Capital Markets Incorporated** (a wholly-owned subsidiary of Fairbridge Capital Partners, LLC) ("the Company"), identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Fairbridge Capital Markets Incorporated claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) – *All customer transactions cleared through another broker-dealer on a fully disclosed basis* (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fairbridge Capital Markets Incorporated's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)*(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis* of Rule 15c3-3 under the Securities Exchange Act of 1934.

San Juan, Puerto Rico
March 23, 2015.

Kevane Grant Thornton LLP

E154332
COLEGIO DE CONTADORES PUBLICOS AUTORIZADOS DE PUERTO RICO
$5.00

KEVANE GRANT THORNTON LLP
CERTIFIED PUBLIC ACCOUNTANTS

Fairbridge
Capital Markets

Carr. 165 Km. 1.2 #48
Tower 1, Suite 801
Guaynabo, PR 00968
www.fairbridgecap.com

March 2, 2015

Fairbridge Capital Market's Exemption Report
For the fiscal year from January 1, 2014 to December 31, 2014

Fairbridge Capital Market, Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: 2(ii) (the "exemption provisions") and (2) we met the identified exemption provisions throughout the most recent fiscal year from January 1, 2014 to December 31, 2014 without exception.

Fairbridge Capital Markets, Inc

I, Eduardo Prado, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: PRESIDENT/CEO.

March 2, 2015

Kevane
Grant Thornton

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to the SIPC Assessment Reconciliation

Fairbridge Capital Markets Incorporated

(A wholly-owned subsidiary of Fairbridge Capital Partners, LLC)

For the Year Ended December 31, 2014

Kevane
Grant Thornton

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to the SIPC Assessment Reconciliation

Kevane Grant Thornton LLP
33 Calle Bolivia, Ste 400
San Juan, Puerto Rico 00917-2013

T +1 787 754 1915
F +1 787 751 1284
www.kevane.com

**To the Stockholder and Board of Directors of
Fairbridge Capital Markets Incorporated:**

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by **Fairbridge Capital Markets Incorporated** (a wholly-owned subsidiary of Fairbridge Capital Partners, LLC) (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments in Form SIPC-7 with respective cash disbursement records entries.

   The Company made the following general assessment payments, as reported in Form SIPC-7 as of December 31, 2014:

   Except for items found in procedures below, no additional exceptions were found.

Check Number	Check Date	Check Amount	Bank Clearing Date
1140	7/29/2014	$ 748	8/7/2014
1254	2/17/2015	$ 1,093	*

* Check has not cleared at the time of our review.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014.

Audited Form X-17A-5	Total Revenues Form SIPC-7	Difference
$ 2,436,079	$ 2,425,125	$ 10,954

Except for the difference found above, no other exception was found.

3. Compared any adjustments reported in Form SIPC-7 with the internal Company's trial balance (general ledger) for the year ended December 31, 2014.

Adjustment per Form SIPC-7	Deductions claimed on Form SIPC-7	Balance recomputed
Deductions:		
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security future products.	$ 866,929	$ 866,929
Clearing firm charges	664,361	97,401
Total	$ 1,531,290	$ 964,330

An exception was found during our examination. The Company included in the SIPC line 2c (3) a non-allowable deduction. In our re-computation we noted that the Company included commissions paid to non-SIPC members amounting to $566,960.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the General Assessment Payment Form (SIPC-6) for the year ended December 31, 2014.

We found no exceptions as a result of the procedure.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

We found no exceptions as a result of the procedure.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

San Juan, Puerto Rico
March 23, 2015.


E154333
COLEGIO DE CONTADORES
DE PUERTO RICO
sello
$5.00
CERTIFIED PUBLIC ACCOUNTANTS